U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer

subject to Section 16.

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4 or Form 5

obligations may continue.

See Insturction 1(b).

1. Name and Address of Reporting Person Wichita Development Corporation	2. Issuer Name and Ticker or Trading Symbol AXIA Group, Inc. "AXIA"		6. Relationship of Reporting Person to Issuer (Check all applicable) __Director __10% Owner __Officer (give title below) __Other (specify below)
(Last) (First) (Middle) 268 West 400 South, Suite 300	3. IRS or Social Se- curity Number of Reporting Person (Voluntary) 88-0356200	4. Statement for Month/Year 6//2001
(Street) Salt Lake City, Utah 84101		5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3) Common stock (Applies for all entries)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of In- direct Bene- ficial Owner- ship (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
	3/7/2001	P	V	10,000	A	$0.73	620,439	D
	4/10/2001	P	V	5,000	A	$0.53	620,439	D
	4/27/2001	P	V	90,090	A	$0.28	620,439	D
	6/1/2001	P	V	10,000	A	$0.54	620,439	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(Print or Type Responses) SEC 1474 (8-92FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3) N/A	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- tion Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr.5)	9. Number of Deriv- ative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner-ship Form of De-riviative Securitiy: Direct (D) or Indirect (I) (Instr. 4)	11. Na- ture of Indirect Bene- ficial Own- ership (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

** Intention misstatements or omission of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

 **Signature of Reporting Person                                                                       Date: June 1, 2001

/s/ Richard Surber

Richard Surber, President